Filed Pursuant to Rule 424(b)(3)
Registration No. 333-237327

CANTOR FITZGERALD INCOME TRUST, INC.
SUPPLEMENT NO. 4 DATED JULY 30, 2021

TO THE PROSPECTUS DATED JUNE 3, 2021

This Supplement No. 4 supplements, and should be read in conjunction with, our prospectus dated June 3, 2021, Supplement No. 1, dated June 8, 2021, Supplement No. 2, dated June 15, 2021 and Supplement No. 3, dated July 20, 2021. Defined terms used in this Supplement No. 3 shall have the meaning given to them in the prospectus unless the context otherwise requires. The purposes of this Supplement are as follows:

•	to disclose the acquisition of office buildings in Cupertino, CA;

•	to disclose our entry into a credit facility with Citizens Bank, N.A.; and

•	to update our portfolio disclosure.

De Anza Plaza Apple – Office Buildings – Cupertino, CA

On July 23, 2021, we, through our operating partnership, acquired an ownership interest in a two-building office campus located in Cupertino, CA, or the Cupertino Property, at a contract purchase price of $63.75 million, exclusive of closing costs. The ownership interest in the Cupertino Property is a leasehold interest, each building is subject to a 60+ year ground lease and is held by a single purpose limited liability company, or the Cupertino SPE, of which we own 100% of the membership interests. The Cupertino Property was acquired from DeAnza DH Properties LLC, which is a third party that is not affiliated with us or our sponsor.

The Cupertino Property is 100% leased to Apple Inc. The lease is net whereby the tenant is responsible for operating expenses, real estate taxes, insurance, repairs, maintenance and capital expenditures (excluding roof, structure and certain HVAC items), in addition to base rent.

The following table provides certain information about the Cupertino Property:

Rent Commencement Date	Address	Lease Expiration Date	Rentable Square Feet	Year One Rent	Rental Escalations	Tenant Renewal Options
July 23, 2021	10001 North De Anza Blvd, Cupertino, CA	July 31, 2031	30,406	$1,328,134	3.0% annual rent escalations	Two 5-year renewal options at 95% FMV

July 23, 2021	10101 North De Anza Blvd, Cupertino CA	July 31, 2031	53,553	$2,339,195	3.0% annual rent escalations	Two 5-year renewal options at 95% FMV

We funded the purchase price and acquisition expenses with cash from our ongoing initial public offering and the Citizens Credit Facility (as discussed and defined below).

The Cupertino Property will be managed by G&E Real Estate Management Services, Inc., an affiliate of our sponsor, pursuant to a property management agreement.

Citizens Credit Facility

On July 23, 2021, we, our operating partnership, or the Borrower, 651 E Corporate Drive, LLC, or the Hoya Property Owner, 10801 Madison Avenue Owner, LLC, or the Amazon Property Owner, and North De Anza Boulevard, LLC, or the De Anza Property Owner, each an indirect subsidiary of ours, pursuant to a credit agreement, or the Credit Agreement, with Citizens Bank, N.A., as administrative agent, lead arranger and sole bookrunner, and the lender parties thereto, or the Lender, entered into a senior secured revolving credit facility, or the Citizens Credit Facility, for an aggregate principal amount of $100.0 million. The Credit Agreement provides the Borrower with the ability from time to time to increase the size of the aggregate commitment made under the agreement by an additional $100.0 million up to a total of $200.0 million, subject to receipt of lender commitments and other conditions. The maturity date of the Citizens Credit Facility is July 23, 2024, and may be extended pursuant to two one-year extension options, subject to continuing compliance with the financial covenants and other customary conditions and the payment of an extension fee. At the Borrower’s election, borrowings under the Credit Agreement will be charged interest based on (i) LIBOR multiplied by a statutory reserve rate plus a margin ranging from 1.75% to 2.25%, or (ii) an alternative base rate plus a margin ranging from 0.75% to 1.25%, depending on our loan to value ratio. Borrowings under the Credit Agreement are available for general corporate purposes, including but not limited to the acquisition and operation of permitted investments. As of July 23, 2021, the amounts advanced under the Citizens Credit Facility were approximately $63.2 million with an interest rate of 2.34%, secured by the properties owned by the Hoya Property Owner, the Amazon Property Owner and the De Anza Property Owner.

Borrowings under the Credit Agreement are guaranteed by us and certain of our subsidiaries. The Credit Agreement requires the maintenance of certain corporate financial covenants, including covenants concerning: (i) consolidated net worth; (ii) consolidated fixed charge coverage ratio; (iii) consolidated total leverage ratio; (iv) minimum liquidity; and (v) permitted indebtedness, as well as certain collateral pool financial covenants.

In addition, the Credit Agreement contains customary affirmative and negative covenants, which, among other things, require the Borrower to deliver to the Lenders specified quarterly and annual financial information, and limit the Borrower and/or us, subject to various exceptions and thresholds, from: (i) creating liens (other than certain permitted liens) on the unencumbered asset pool; (ii) merging with other companies (other than certain permitted mergers); (iii) selling all or substantially all of its assets or properties; (iv) transferring a material interest in the Borrower; (v) entering into certain transactions with affiliates, unless such transactions are on terms obtainable on arms-length transactions; (vi) making certain types of investments; and (vii) if in default under the Credit Agreement, making certain distributions.

The Credit Agreement permits voluntary prepayment of principal and accrued interest and contains various customary events of default, which are described therein. As is customary in such financings, if an event of default occurs under the Credit Agreement, the Lender may accelerate the repayment of amounts outstanding under the Credit Agreement and exercise other remedies subject, in certain instances, to the expiration of an applicable cure period. The preceding summary does not purport to be a complete summary of the Citizens Credit Facility, and is qualified in its entirety by reference to the Citizens Credit Facility Agreement, a copy of which is filed as Exhibit 10.1 to our Form 8-K filed on July 29, 2021 and is incorporated by reference herein.

June 30, 2021 Portfolio

The disclosure in our Supplement No. 3, dated July 20, 2021 regarding lease expirations is hereby replaced with the following:

As of June 30, 2021, lease expirations related to our net lease portfolio of real estate assets, based on each asset’s fair value used in determining our NAV, were as follows:

•	2021– 2023 – 5%

•	2024 – 2026 – 0%

•	2027 – 2029 – 30%

•	After 2030 – 65%

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